

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 12, 2007

David Devault
Executive Vice President, Secretary, Treasurer and
Chief Financial Officer
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island 02891

> **Re: Washington Trust Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 0-13091**

Dear Mr. Devault:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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David Devault
Washington Trust Bancorp, Inc.
June 12, 2007
Page 2 of 4

10-K for the Period Ended December 31, 2006

Results of Operations

Non-Interest Income, page 27

1.   We note your disclosure here, and in the second "Risk Factor" on page 12, that
        revenue from wealth management services is largely dependent on the value of
        wealth management assets under administration. Please tell us, and in future
        filings separately quantify the changes in wealth management assets under
        administration attributable to customers' net cash flows and changes in the market
        value of the portfolio.

Item 9A- Controls and Procedures, page 92

2.   We note your disclosure that your chief executive officer and chief financial
        officer have concluded that the Company's disclosure controls and procedures
        were adequate. It does not appear that your certifying officers have reached a
        conclusion that your disclosure controls and procedures are effective. Please tell
        us, and in future filings disclose your officer's conclusions regarding the
        effectiveness of your disclosure controls and procedures.

Exhibits 31.1 and 31.2

Section 302 certifications

3.   In future filings, please exclude the word "annual" from paragraphs 2, 3 and 4 of
        your certifications and reference only the "report" on Form 10-K. The
        certifications should be in the exact form as set forth in Item 601(b) (31) of
        Regulation S-K, except as otherwise indicated in Commission statements or staff
        interpretations.

10-Q for the Period Ended March 31, 2007

Condensed Notes to Consolidated Financial Statements, page 6

Note 8. Borrowings, page 12

4.   We note you paid approximately $6.7 million in earn out payments during the first quarter of 2007. Please tell us the specific line item in which the payments are reported in your Consolidated Statements of Cash Flows. As these payments represent an additional element of cost of the acquired entity, please tell us your basis for classifying them within a category other than investing activities (if applicable). Refer to paragraph 28 of SFAS 141 and paragraph 17 of SFAS 95.

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant